Exhibit 99.1

For further information:

Investor Relations 416-947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

FOURTH QUARTER 2014 RESULTS AND CONFERENCE CALL

Toronto (January 9, 2015) — Agnico Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico Eagle” or the “Company”) will release its fourth quarter and full-year 2014 operating and financial results on Wednesday, February 11, 2015, after normal trading hours.  The fourth quarter and full-year release will also include the Company’s full-year guidance for 2015 and an update of its mineral reserve and mineral resource statement.

Fourth Quarter 2014 Results Conference Call Webcast

Agnico Eagle’s senior management will host a conference call on Thursday, February 12, 2015 at 11:00 AM (E.S.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen in by telephone, please dial 416-260-0113 or Toll-free 1-800-524-8950. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-647-436-0148 or Toll-free 1-888-203-1112, access code 8252919. The conference call replay will expire on March 15, 2015 at 2:00 pm.

The webcast along with presentation slides will be archived for 180 days on www.agnicoeagle.com.

Agnico Eagle’s financial statements and operating results for the remainder of 2015 are scheduled to be released as follows, after market close:

First Quarter — Thursday, April 30, 2015

Second Quarter — Wednesday, July 29, 2015

Third Quarter — Wednesday, October 28, 2015

Agnico Eagle’s Annual and General Meeting of Shareholders is scheduled to be held on Friday, May 1, 2015 at 11:00 AM (E.D.T) at the Sheraton Centre Hotel, Dominion Ballroom, Toronto, Ontario.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:     416-947-1212

Email: info@agnicoeagle.com

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

www.agnicoeagle.com